May 11, 2007

Nathan W. Jones
Direct (801) 578-6943
nwjones@stoel.com

SENT VIA EDGAR TRANSMISSION, FACSIMILE AND EXPRESS COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:	Terence O’Brien, Branch Chief
Melissa N. Rocha, CPA

	Re:	Huntsman Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32427

Ladies and Gentlemen:

On behalf of Huntsman Corporation, we are submitting this correspondence in response to the comments provided in your letter dated May 3, 2007 with respect to the company’s Annual Report on Form 10-K referenced above (the “2006 10-K”). For your convenience, we have repeated each of your comments below in the order presented in your letter, followed by the company’s response.

Form 10-K for Year Ended December 31, 2006

Liquidity and Capital Resources, page 82

1.                                      Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating assets and liabilities.  For example, we note that your change in receivables has had a material impact on your operating cash flows.  Please disclose your DSO for each period and explain any variances.  Revise to provide expanded disclosure which will indicate the Company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected.  Refer to FRR 501.03 and SEC Release 33-8350.

Response:

The company believes that the “Liquidity and Capital Resources” disclosure in the 2006 10-K (please see pages 82-92) appropriately explains the reasons for changes in operating assets and liabilities and describes the company’s ability to meet expected and unexpected cash flow needs. Specifically, “Changes in Financial Condition” on pages 84-85 of the 2006 10-K provides analysis of the changes in current assets and liabilities, including the key reasons for such changes. In “Short-Term and Long-Term Liquidity” on pages 89-90 of the 2006 10-K, the company provides a detailed discussion of the matters it expects to impact its future liquidity. The company further believes that this disclosure is consistent with FRR 501.03 and SEC Release 33-8350.

With regard to DSO, given the changes in the company’s business resulting from its recent acquisition and divestiture activities, the company does not believe this measure is relevant in explaining changes in its accounts receivable. As disclosed on page 84 of the 2006 10-K, the company’s accounts receivable were lower primarily due to an increase in outstanding receivables sold under the A/R Securitization Program (as defined in the 2006 10-K) and lower accounts receivable from the company’s U.S. base chemicals business which resulted from lost sales at the Port Arthur olefins manufacturing plant that was damaged by fire.

Note 3. Discontinued Operations, page F-21

2.                                      With regard to the January 2007 sale of your Australian polyester resins assets, please tell us the carrying amount and classification of the assets and liabilities included in the sale to Nuplex on the balance sheet as of December 31, 2006, as well as the amount of expected gain or loss on the sale.  Also tell us your consideration of paragraphs 30-31 and 41-43 of SFAS 144, in determining that this sale did not qualify for assets held for sale or discontinued operations presentation during the year ended December 31, 2006.  As part of your response, please provide us with a timeline of events leading up to your agreement to sell these assets and a comprehensive description of the tolling agreement and how this agreement impacted your determination that discontinued operations presentation was not appropriate.

Response:

On November 2, 2006, the company entered into a conditional agreement for the sale of the composites assets of the Australian styrenics business (the “Composites Assets”) to Nuplex Industries (Aust) Pty Ltd (“Nuplex”). On January 4, 2007, the company completed the sale of the Composites Assets to Nuplex for A$9.6 million (approximately $7.5 million) in cash, plus the value of inventory at the date of sale of $A10.7 million (approximately $8.3 million).  The Composite Assets included inventories, property, plant and equipment, intellectual property rights, manufacturing instructions, product specifications, customer lists and all other property, rights and assets used exclusively in operating the Composites Assets.

During the third quarter of 2005, the company’s management determined that the long-lived Composites Assets were completely impaired. Management made this determination in connection with its evaluation of the impairment of the company’s Australian styrenics business. The Composite Assets are a subset of the Australian styrenics business and do not represent a component of an entity, as the Composite Assets’ operations and cash flows are not clearly distinguished from the rest of the Australian styrenics business. Accordingly, the long-lived Composites Assets had a net book value of $0 at the date of sale. Among the Composites Assets, the only asset with a carrying value at the date of sale was inventory, which had a net book value of approximately $8.3 million.  In its evaluation of SFAS No. 144, the company concluded that the Composites Assets met the criterion for held for sale classification as of December 31, 2006. However, given the immaterial amount of the assets held for sale (which consisted entirely of $8.3 million of inventory, representing 0.5%, 0.2% and 0.09% of the company’s consolidated inventories, current assets and total assets, respectively, as of December 31, 2006), the company determined not to disclose the assets held for sale as a separate line item on its December 31, 2006 balance sheet. As disclosed in its recently filed Form 10-Q for the quarterly period ended March 31, 2007, the company recognized a pretax gain on the sale of the Composite Assets of $4.1 million in the first quarter of 2007.

In connection with the sale agreement, the company also entered into a tolling agreement with Nuplex whereby the company will continue to manufacture product using the Composites Assets.  Nuplex owns the Composite Assets which are located at the company’s Australian styrenics manufacturing site. The company will manufacture product for Nuplex, but the company can also continue to use the Composite Assets for the manufacture of its own products, provided this does not interfere with the Nuplex production schedule. The tolling agreement expires January 2009. The following is a summary of certain key provisions from the tolling agreement:

•                  The company will use assets and personnel at its West Footscray site to manufacture composite products (“Products”) on a tolling basis for Nuplex using raw materials and/or packaging and storage materials supplied by Nuplex.

•                  Following manufacture of Products, Nuplex will be responsible for the removal of the Products. Nuplex will also be responsible for the removal of unused goods, including any at the expiration of the agreement.  Cost of storage is included in the “base fee” component of the toll fee.

•                  Base fee:

•                  Fixed component - $A419,313.69 per month, while producing gelcoats (9 months), and $A330,957.20 per month thereafter (to January 2009) less agreed step reductions, e.g. as a result of Nuplex orders materially reducing below a minimum defined quantity.

•                  The base fee is expected to have offsetting expenses, which will be included in the operating expenses for the plant, and is thus anticipated to be earnings neutral after associated expenses.

•                  Costs to be reimbursed by Nuplex:

•                  Technology license royalties;

•                  Additional labor required to be supplied by the company;

•                  Allocation of volume costs, including usage of electricity, water, effluent, nitrogen, steam, water cooling, compressed air, natural gas and waste oil; and

•                  New taxes, duties, etc.

•                  Manufacturing expense:  Nuplex is responsible for procuring, arranging and paying for raw materials, packaging and storage materials, transport of materials to and collection of products from the company’s site.  Where the company cannot provide storage in excess of a base storage amount, Nuplex is responsible for the additional storage requirements.

•                  Term:

•                  Gelcoats — nine months from commencement (until September 2007); and

•                  Other products (resins) — two years from commencement (until January 2009).

In determining that discontinued operations treatment was not appropriate, the company reviewed the guidance in SFAS No. 144, par. 42, and EITF 03-13 as it relates to the tolling arrangement.  The company believes that it will have significant continuing direct cash flows from the Composite Assets after the sale from the continuation of activities as well as significant continuing involvement in the operations of the Composite Assets. As noted above, the company will operate the Composite Assets and may continue to use the Composite Assets for the manufacture of its own products.  Prior to its sale, the company estimates that revenues relating to the Composite Assets were approximately $A50 million (approximately $37 million) and costs were approximately $A41 million (approximately $30 million) which represent raw materials and direct manufacturing costs. Note that these cash flows do not reflect an allocation of shared Australian styrenics overhead and indirect manufacturing costs. Subsequent to the sale, the company estimates that revenues and costs related to the tolling arrangement will be approximately $A5 million each (approximately $4 million) and represent approximately 10% and 12% of the estimated pre-sale revenues and costs, respectively, of the Composite Assets. The company believes that these continuing cash flows are significant with respect to the pre-sale revenues and costs of the Composite Assets.

Furthermore, the company assessed the guidance in SFAS No. 144, par. 41, and does not consider the operations and cash flows of the Composite Assets to be clearly distinguishable from the other manufacturing assets at the Australian styrenics business.  The Composite Assets’ cash flows and corporate activities are combined with other major product lines of the Australian styrenics business, and, as such, are not considered to be a separate component of the Australian styrenics business.

Note 20. Commitments and Contingencies, page F-64

3.                                      With regards to your Discoloration claims, we note your response letter dated May 31, 2006 to the Staff’s letter dated May 1, 2006 which indicates that you expect to settle and pay the two remaining clams by the end of 2006.  Your disclosure on page F-65 indicates that these two claims are still unresolved and the asserted damages are approximately $70 million.  Please tell us the status of these claims at December 31, 2006, including how much you have accrued for these claims and when you anticipate settling and paying these claims.

Response:

As of December 31, 2006, the two discoloration claims remained unresolved. One of these claims was brought in the courts of the Republic of Ireland. The judge in this case has indicated that the case may come to trial later in 2007. The other claim was brought in France, and, as of yet, no claim has been filed with the courts. In the French case, as of December 31, 2006, negotiations were underway with insurance companies relating to liability. These negotiations continue to date. Based on the company’s experience with these cases and the advice of legal counsel and forensic accountants, the company has accrued an appropriate amount for these claims. The company disclosed the amount of the accrual in a letter from the undersigned to the Commission dated May 31, 2006 in response to the Commission’s comment letter dated May 1, 2006, and the company has not changed the amount of the accrual since that time as management believes that amount is still the best estimate of the probable liability. The company believes that these cases will be either settled or adjudicated and paid by the end of 2007. However, the company also believes that there is a reasonable possibility that one or both claims may not be settled or adjudicated and paid in this time frame.

As requested in your letter, the company acknowledges as follows:

•                  that it is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, or if you believe additional information would be useful in completing your review, please contact the undersigned at (801) 578-6943.

Very truly yours,

STOEL RIVES LLP

/s/ Nathan W. Jones

Nathan W. Jones

cc:	Samuel D. Scruggs
Randy W. Wright
Sean H. Pettey